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September 22, 2015 Via EDGAR Jennifer Gowetski Special Counsel Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
File No. 049569-0050

Re:	Vistana Signature Experiences, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed August 7, 2015
File No. 001-37448

Dear Ms. Gowetski:

On behalf of Vistana Signature Experiences, Inc. (the “Company”) we submit this letter in response to the comments contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated August 28, 2015 related to the above-referenced Amendment No. 1 to Registration Statement on Form 10 (the “Registration Statement”), filed on August 7, 2015.

The Company has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form 10 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement.

Exhibit 99.1 Preliminary Information Statement

General

1.	We note your responses to comments 9, 20 and 22 in our letter dated July 13, 2015 and will continue to monitor future amendments for responsive disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and reaffirms that it will provide responsive disclosures with respect to comments 20 and 22 in future amendments. With respect to comment 9, the Company anticipates that prior to the spin-off that it will issue a note payable to Starwood to reimburse Starwood for the Company’s allocable share of transaction costs and a portion of expected reconstruction costs required at the Westin Resort & Spa, Los Cabos in Mexico, and has revised the disclosure on pages 10, 36, 52 and 150 accordingly. The Company will provide additional disclosure quantifying the Company’s allocable portion of the anticipated separation costs in connection with the spin-off, once known, in a future amendment.

September 22, 2015

The Spin-Off

Background, page 45

2.	We have considered your revisions in this section in response to comment 8 in our letter dated July 13, 2015. Please revise to more specifically describe your rights to the St. Regis and The Luxury Collection brands and Starwood’s ability or restrictions thereon to operate and develop vacation ownership properties using these brands as well as to license these brands to third parties.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 45 and 145 in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements, page 61

3.	We note your response to comment 11 and await disclosure of the amount of separation costs that Starwood expects to recover from Vistana as a result of the consummation of the spinoff, as well as an estimate of future separation costs to be incurred by Vistana post-spinoff.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, prior to the spin-off, the Company anticipates that it will issue a note payable to Starwood to reimburse Starwood for the Company’s allocable share of transaction costs and a portion of expected reconstruction costs required at The Westin Resort & Spa, Los Cabos in Mexico, and has revised the disclosure on pages 10, 36, 52 and 150 accordingly. The Company will provide additional disclosure quantifying the Company’s allocable portion of the anticipated separation costs in connection with the spin-off, once known, in a future amendment.

Business

Our Resorts, Properties and Land, page 81

Transferred Properties, page 83

4.	We note your response to comment 12 and the revised disclosure. Please revise to quantify anticipated costs that are currently known and clarify whether the properties are currently operating as hotels. In addition, please confirm that you will update your disclosures in future Exchange Act periodic reports to reflect updates to your conversion and operational plans, including quantifying incurred and anticipated costs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 80 to clarify that all of the Transferred Properties are currently operating as hotels, except for The Westin Resort & Spa, Los Cabos in Mexico, which is currently not operational due to severe damage by Hurricane Odile. In addition, it is the Company’s intention to convert the Transferred Properties to vacation ownership inventory, in whole or in part, over time. As the Company is in the initial planning and evaluation stages and have not yet defined the ultimate scope and timing of the conversions, the Company does not currently have an estimate of the anticipated costs. The Company will update its disclosures in its future Exchange Act periodic reports to reflect any significant updates to its conversion and operational plans, including quantifying any significant costs incurred and any resulting commitments or contingencies if material.

Combined Statements of Comprehensive Income, page F-4

5.	We note your response to comment 23. If ancillary revenues comprised 9%, 9%, 7% and 5% of total revenues for the three months ended March 31, 2015, and the years ended December 31, 2014, 2013 and 2012, respectively, then it appears that rental revenue comprises approximately 23%, 19%, 15% and 10% of total revenues for those periods, respectively. Please revise to present the rental revenues separately in accordance with Rule 5-03(b) of Regulation S-X.

September 22, 2015

The Company respectively acknowledges the Staff’s comment and the requirements of Rule 5-03(b) of Regulation S-X. In accordance with Regulation S-X, Rule 5-03(b); the Company is required to state separately (a) net sales of tangible products (gross sales less discounts, returns and allowances); (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. However, the guidance also indicates that each class which is not more than 10 percent of the sum of the items may be combined with another class, and if these items are combined, the related costs and expenses shall be combined in the same manner.

In evaluation the requirements of Regulation S-X, Rule 5-03(b) with respect to income from rentals, the Company assessed the components of our Management and Rental Operations segment and in particular our income from our resort operations and ancillary services. The Company’s primary source of income from its resort operations relates to revenues from nightly transient room rentals at the Company’s resorts and not from lease activities. The Company’s ancillary services sold or provided by the Company at the service and retail outlets located at the Company’s resorts are highly interrelated with the nightly transient room rentals at the resorts and are consequently considered along with the Company’s nightly transient room rentals as one source of income by both management and the Company’s Chief Operating Decision Maker (“CODM”). If it were determined that the income from nightly transient room rentals should be reflected separately from the ancillary resort activities, the resulting split would require the Company to subjectively determine an allocation of a significant amount of expenses that would be inconsistent with how management and the CODM review the business and we believe would have limited meaning to a reviewer of the Company’s financial statements.

The Company therefore respectfully believes that it has properly reflected the components of its business that comprise income from nightly transient room rentals and ancillary activities within the Resort Operations and Ancillary Services caption in the Company’s Combined Statements of Comprehensive Income as they are highly interrelated and are considered as one source of revenue by both management and the Company’s CODM. The Company’s interpretation is also consistent with the classification of income from nightly transient room rentals and ancillary activities by other companies within the hospitality industry. To the extent that this interpretation is not supported and our ancillary service activities need to be separately evaluated, as our ancillary service revenues are less than 10% of total revenues in all periods presented, the Company believes, based upon the guidance contained in Rule 5-03(b) of Regulation S-X that the Company’s ancillary resort activities should be combined with our nightly transient room rentals as is currently reflected in our Combined Statements of Comprehensive Income given the significant interrelationship of these two components.

* * * *

September 22, 2015

In connection with the response in this letter, the Company will acknowledge under separate cover that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me by telephone at (202) 637-2258 if you have any questions regarding this correspondence.

Sincerely,

/s/ Jason M. Licht
Jason M. Licht of Latham & Watkins LLP

cc:	Stephen G. Williams, Vistana Signature Experiences, Inc.
Barbara E. Overton, Vistana Signature Experiences, Inc.
Kristen Prohl, Starwood Hotels & Resorts Worldwide, Inc.
Jason Cohen, Starwood Hotels & Resorts Worldwide, Inc.